APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TIEF LLC DBA QUINCY STREET BISTRO
Balance Sheet - unaudited
For the period ended 12/31/2020

| | Current Period | |
	1-Dec-20	
ASSETS		
Current Assets:		
Cash	$	21,000.00
Petty Cash		1,200.00
Accounts Receivables		-
Inventory		2,575.00
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		24,775.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	**24,775.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	2,700.00
Business Credit Cards		3,000.00
Sales Tax Payable		1,700.00
Payroll Liabilities		8,900.00
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		16,300.00
Long-Term Liabilities:		
Notes Payable		-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		-
Capital Stock/Partner's Equity		8,475.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		8,475.00
TOTAL LIABILITIES & EQUITY	$	**24,775.00**
Balance Sheet Check		-

I, FRANKLIN TODD TIEFENAUER, certify that:

1. The financial statements of TIEF LLC included in this Form are true and complete in all material respects; and
2. The tax return information of TIEF LLC has not been included in this Form as TIEF LLC was formed on 07/08/2020 and has not filed a tax return to date.

Signature   *FRANKLIN TODD TIEFENAUE*

Name: FRANKLIN TODD TIEFENAUER

Title: OWNER